SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                     FORM 11-K

                                   ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934





                    For the fiscal year ended December 31, 1996


                             MDU RESOURCES GROUP, INC.
                      TAX DEFERRED COMPENSATION SAVINGS PLAN


                             MDU RESOURCES GROUP, INC.
                              400 NORTH FOURTH STREET
                           BISMARCK, NORTH DAKOTA 58501







                                      CONTENTS



Required Information

   Financial Statements:

     Statements of Financial Condition -- December 31,
        1996 and 1995
     Statements of Income and Changes in Participants'
        Equity -- Years ended December 31, 1996, 1995
        and 1994
     Notes to Financial Statements

     Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
     Schedule II -- Allocation of Plan Assets and
        Liabilities to Investment Programs
     Schedule III -- Allocation of Plan Income and
        Changes in Plan Equity to Investment Programs

     Report of Independent Public Accountants

   Signature page

   Exhibit:

     Consent of Independent Public Accountants

                            MDU RESOURCES GROUP, INC.
                       TAX DEFERRED COMPENSATION SAVINGS PLAN


                          STATEMENTS OF FINANCIAL CONDITION
                                    December 31,


                                                    1996             1995
Assets:
   Investments -- (Schedule II)
     MDU Resources Group, Inc. common
        stock
        (1996 -- 2,838,640 shares,
           cost $43,045,573;
        1995 -- 2,713,385 shares,
           cost $39,410,816)                    $65,289,050      $54,131,271
     Other                                        8,143,804        7,816,138

   Cash                                           2,690,638                3

   Contributions receivable --
     Employers                                          ---          100,000
     Employees                                          ---              ---

   Dividends and interest receivable                789,777          746,432

                                                $76,913,269      $62,793,844


Participants' equity:
   Distributions due terminated
     participants                               $ 1,768,833      $ 1,432,240

   Active participants' equity                   75,144,436       61,361,604

                                                $76,913,269      $62,793,844

                     The accompanying notes are an integral part
                                of these statements.

                              MDU RESOURCES GROUP, INC.
                         TAX DEFERRED COMPENSATION SAVINGS PLAN


                STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                                Years ended December 31,

                                        1996            1995           1994
Investment income: (Schedule III)
   Dividends                        $ 3,325,827     $ 3,085,049    $ 2,791,695
   Interest                              33,247          21,542         24,039
   Capital gains                         25,681          10,645         12,091
   Other                               (108,279)        (19,297)          (183)
   Realized gain on
     distributions                    1,369,749       1,238,330        996,155
   Unrealized appreciation
     (depreciation) on
     investments                      8,518,996       4,817,153     (8,370,711)

                                     13,165,221       9,153,422     (4,546,914)

Contributions: (Schedule III)
   Employers                          1,170,200       1,236,820      1,081,356
   Employees                          3,332,996       2,921,030      2,755,294
   Employee rollover                     15,179          19,784        438,715

     Total contributions              4,518,375       4,177,634      4,275,365

Distributions to terminated
   participants                      (4,164,626)     (4,694,993)    (3,187,951)

Net transfers from Tax
   Deferred Compensation
   Savings Plan for
   Collective Bargaining
   Unit Employees                       600,455         678,285        168,444

Increase (decrease) in
   participants' equity              14,119,425       9,314,348     (3,291,056)

Participants' equity at
   beginning of year                 62,793,844      52,611,360     55,902,416
Merger of Profit Sharing
   feature (Note 1)                         ---         868,136            ---
                                     62,793,844      53,479,496     55,902,416

Participants' equity at
   end of year                      $76,913,269     $62,793,844    $52,611,360

                       The accompanying notes are an integral part
                                  of these statements.

1.  Description of the Plan
    The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (the Plan) was adopted on August 4, 1983, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1984. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers.
Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. Effective January 1, 1995 (1995 Effective Date), the Plan was amended to reflect the merger and transfer of eligible employees' accounts of the Anchorage Sand and Gravel Company, Inc. (AS&G) Profit Sharing/401(k) Plan into the Plan. The fiscal year of the Plan is the calendar year.
    The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.
    The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
    Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.
    The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date.
Deferred Savings
    Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is not a collective bargaining unit employee is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan on January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf. A former participant or eligible employee who is reemployed shall again become eligible to become a participant as defined in the respective Employer's summary plan description.
    Upon becoming a participant, and in January, April, July and October of each subsequent year, each participant may, by filing a written election with the Committee or via the Benefits Advantage Hotline, authorize the participant's Employer to contribute to the Plan on such participant's behalf by payroll reduction. The Benefits Advantage Hotline is operated by Norwest Bank Minnesota, N.A. (Trustee). The Plan allows contributions by participants varying from one percent through 15 percent (10 percent through December 31, 1995), in one percent increments, of eligible compensation for each pay period. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account (IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto. Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. An election is made by each participant to allocate contributions to any or all of the five available investment options. The investment election made must be designated in 10 percent increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund or a short-term investment fund. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are made. Eligible compensation is defined as the employee's total compensation (not in excess of $150,000, as adjusted) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
    A participant may authorize suspension of such participant's savings contributions to the Plan for a minimum period of three months by filing a written election with the Committee or via the Benefits Advantage Hotline. Such suspension of savings contributions is effective no later than the first pay period coincident with or next following 30 days after the election to suspend is received by the Trustee or the Committee. Suspended savings contributions may not be made up by savings contributions at a later time.
    Each participant's Employer makes a matching contribution, equal to a percentage of such participant's monthly savings contributions as provided under the Plan, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
    A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable.
    The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code (the Code) for the calendar year, as adjusted. For each participant, contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
    Once each month, the Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement executed with the Trustee effective January 1, 1994.
Contributions for common stock, including the Employers' matching contribution, are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion. Under the terms of the Trust Agreement, the Trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund are invested in the Vanguard Index-500 Portfolio (Vanguard), which trades in the 500 common stocks listed on the Standard & Poor's 500
Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested through Mellon Bank in the Dreyfus Bond Market Index Fund (Mellon), which invests in corporate bonds which attempt to match the Lehman Brothers Government/Corporate Bond Index. The funds contributed to the balanced fund are invested in the Fidelity Balanced Fund (Fidelity), which invests in high-yielding securities including common stocks, preferred stocks and bonds. The funds contributed to the short-term investment fund (STIF) are invested in short-term, high-quality, money market investments. Effective January
1, 1997, Fidelity was replaced with the Dodge & Cox Balanced Fund, which invests in well-established companies stocks and bonds. In addition, Mellon was replaced on January 1, 1997, with the Vanguard Total Bond Market Index Fund, which invests in corporate bonds which attempt to match the Lehman Brothers Aggregate Bond Index.
    Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
    The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries.
Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
    Upon written application to the Committee, a participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.
    On the 1995 Effective Date, the 401(k) feature of the AS&G Profit Sharing/401(k) Plan was merged into the Deferred Savings feature of the Plan with the Profit Sharing feature being merged into the Plan as a separate feature. On September 30, 1996, the assets of the Profit Sharing feature were liquidated and transferred to the five available investment options of the Deferred Savings feature as directed by the AS&G participants.
    Participation in the Profit Sharing feature of the Plan is limited to participants who are non-bargaining employees of AS&G. On an annual basis, AS&G may contribute a discretionary amount to the non-highly compensated AS&G employees out of its current or accumulated net profit, as defined in the summary plan description.

ESOP
    Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the 1988 Effective Date or the date as of which an ESOP Account is established under the Plan, whichever is later.
    As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
    A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
    Distributions are consistent with the Deferred Savings feature previously mentioned.
    Each participant with an ESOP Account, who has attained age 55 and who has completed at least 10 years of participation under the ESOP, the Plan or both is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986.

2.  Summary of significant accounting policies
Investment valuation -
    Investments held by the Plan are carried at market value. Market value for Mellon is determined from several independent pricing sources. Market value for the STIF approximates cost. Market value of real estate is determined using a Letter of Opinion from a real estate broker. Market value of the Plan's other investments is based on published market quotations.

Contributions --
    Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
    Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments
    The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1996, 1995 and 1994 was as follows:

                      Deferred Savings                            ESOP
                1996         1995         1994          1996        1995        1994
MDU Stock:
 Number
   of
   shares       123,334      116,987       66,558        61,030      48,350      34,169
 Market
   value     $2,599,731   $2,986,213   $1,995,339    $1,283,160  $1,248,156  $1,027,066
 Average
   cost      $1,969,443   $2,361,202   $1,480,531      $715,030    $728,333    $553,429
Cash           $264,405     $337,286     $152,158       $16,718     $17,582     $13,388

    Cash distributions made in 1996 and 1995 from the Profit Sharing feature were $612 and $105,756, respectively.
    The net changes in unrealized appreciation of Plan investments during 1996, 1995 and 1994 were as follows:

                        Deferred Savings                          ESOP
                   1996        1995        1994        1996       1995         1994
Unrealized
 appreciation
 at 01/01      $ 9,807,996  $5,865,526 $11,586,491  $6,305,525 $5,443,782  $ 8,093,528
Change
 during
 the year        6,555,396   3,942,470  (5,720,965)  1,963,600    861,743   (2,649,746)

Unrealized
 appreciation
 at 12/31      $16,363,392  $9,807,996 $ 5,865,526  $8,269,125 $6,305,525  $ 5,443,782

                      Profit
                     Sharing
                       1995
Unrealized
 appreciation
 at 01/01             $(46,874)
Change
 during
 the year               12,940

Unrealized
 appreciation
 at 12/31             $(33,934)

Due to the transfer of assets for the Profit Sharing feature in 1996 to the Deferred Savings feature, 1996 information is not presented for the Profit Sharing feature but has been included with the Deferred Savings feature above.

4.  Federal income taxes
    The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through August 16, 1994, is qualified under
Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
    Under current law, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
    Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan. If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.
    The foregoing covers only the general federal income tax aspects of Plan participation and distributions.










                                   SUPPLEMENTAL

                                     SCHEDULES











                                                ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1996
                                                                                                   Total
                      ESOP                        Deferred Savings                               Deferred    Profit
                      MDU Stock    MDU Stock    Vanguard      Mellon     Fidelity    STIF         Savings   Sharing      Total
Assets:
  Investments --
    Participants             700        1,102         719         320          300        68
    Number of
      shares/units       748,941    2,089,699     106,804         652          ---   750,577     2,947,732      ---     3,696,673
    Cost             $ 8,956,510  $34,089,046  $4,997,832  $    6,371   $      ---  $750,578   $39,843,827  $   ---   $48,800,337

  Market value       $17,225,635  $48,063,415  $7,386,852  $    6,375   $      ---  $750,577   $56,207,219  $   ---   $73,432,854

Cash                         ---           19         ---   1,249,209    1,441,409         1     2,690,638      ---     2,690,638

Contributions
  receivable --
  Employers                  ---          ---         ---         ---          ---       ---           ---      ---           ---
  Employees                  ---          ---         ---         ---          ---       ---           ---      ---           ---

Dividends and
  interest
  receivable             207,830      580,134          15           1            8     1,789       581,947      ---       789,777
                     $17,433,465  $48,643,568  $7,386,867  $1,255,585   $1,441,417  $752,367   $59,479,804  $   ---   $76,913,269

Participants'
  equity:
  Distributions
    due terminated
    participants     $   481,177  $ 1,135,606  $   97,219  $   47,131   $    6,894   $   806   $ 1,287,656  $   ---   $ 1,768,833

  Active
    participants'
    equity            16,952,288   47,507,962   7,289,648   1,208,454    1,434,523   751,561    58,192,148      ---    75,144,436
                     $17,433,465  $48,643,568  $7,386,867  $1,255,585   $1,441,417  $752,367   $59,479,804  $   ---   $76,913,269

                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1995
                                                                                               Total
                       ESOP                         Deferred Savings                          Deferred       Profit
                      MDU Stock    MDU Stock    Vanguard      Mellon   Fidelity    STIF        Savings      Sharing      Total
Assets:
  Investments --
    Participants             751        1,096         664         321       264        59                        36
    Number of
      shares/units       748,388    1,964,997      82,876     107,263    56,860   245,299      2,457,295          *     3,205,683
    Cost             $ 8,568,740  $30,842,075  $3,548,880  $1,030,884  $752,153  $245,300    $36,419,292   $879,790   $45,867,822

  Market value       $14,874,265  $39,257,006  $4,832,501  $1,100,847  $791,635  $245,299    $46,227,288   $845,856   $61,947,409

Cash                           1          ---           1         ---       ---         1              2        ---             3

Contributions
  receivable --
  Employers                  ---         ----         ---         ---       ---       ---            ---    100,000       100,000
  Employees                  ---          ---         ---         ---       ---       ---            ---        ---           ---

Dividends and
  interest
  receivable             203,936      535,670          29       5,555        17     1,207        542,478         18       746,432
                     $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844

Participants'
  equity:
  Distributions
    due terminated
    participants     $   463,796  $   893,892  $   45,729    $ 18,191  $  5,682  $  4,950    $   968,444   $    ---   $ 1,432,240

  Active
    participants'
    equity            14,614,406   38,898,784   4,786,802   1,088,211   785,970   241,557     45,801,324    945,874    61,361,604
                     $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844

*Due to the various type of investments held, which include real estate, stocks, bonds and other securities, the number of shares/units is not presented because it does not correlate with cost or market value.

                                            The accompanying notes are an integral part
                                                         of this schedule.

                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1996
                                                                                               Total
                       ESOP                         Deferred Savings                          Deferred       Profit
                      MDU Stock      MDU Stock    Vanguard    Mellon   Fidelity    STIF        Savings      Sharing      Total

Investment income:
  Dividends          $   832,432    $ 2,240,465   $ 127,247  $ 68,953  $ 52,482   $   ---    $ 2,489,147    $ 4,248   $ 3,325,827
  Interest                     4          3,911         560       386       211    16,229         21,297     11,946        33,247
  Capital gains              ---            ---      25,681       ---       ---       ---         25,681        ---        25,681
  Other                      ---            ---         ---       ---       ---      (760)          (760)  (107,519)     (108,279)
  Realized gain on
    distributions        572,641        648,125         214    31,722   103,641       ---        783,702     13,406     1,369,749
Unrealized
  appreciation
  (depreciation)
  on investments       1,963,600      5,559,439   1,105,398   (69,959)  (39,482)      ---      6,555,396        ---     8,518,996
                       3,368,677      8,451,940   1,259,100    31,102   116,852    15,469      9,874,463    (77,919)   13,165,221
Contributions:
  Employers--
    MDU                      ---        695,789         ---       ---       ---       ---        695,789        ---       695,789
    Williston Basin          ---        199,352         ---       ---       ---       ---        199,352        ---       199,352
    Knife River              ---        275,059         ---       ---       ---       ---        275,059        ---       275,059
                             ---      1,170,200         ---       ---       ---       ---      1,170,200        ---     1,170,200
  Employees--
    MDU                      ---      1,096,580     674,281    90,944   200,526    18,738      2,081,069        ---     2,081,069
    Williston Basin          ---        310,752     161,998    32,790    44,514     3,183        553,237        ---       553,237
    Knife River              ---        284,305     254,419    44,331    88,674    26,961        698,690        ---       698,690
                             ---      1,691,637   1,090,698   168,065   333,714    48,882      3,332,996        ---     3,332,996
  Employee rollover
    MDU                      ---            536       2,073       ---       ---       ---          2,609        ---         2,609
    Williston Basin          ---            ---         ---       ---       ---       ---            ---        ---           ---
    Knife River              ---            ---       5,028     3,771     3,771       ---         12,570        ---        12,570
                             ---            536       7,101     3,771     3,771       ---         15,179        ---        15,179

                             ---      2,862,373   1,097,799   171,836   337,485    48,882      4,518,375        ---     4,518,375

Distributions to
  terminated
  participants        (1,299,878)    (2,642,325)   (151,907)  (50,023)  (14,099)   (5,782)    (2,864,136)      (612)   (4,164,626)

Transfers of
  participants'
  equity:
  Fund to Fund               ---      (35,978)    252,031      (5,528)    209,527  447,291       867,343    (867,343)         ---
  Plan to Plan           286,464      214,882      97,313       1,796         ---      ---       313,991         ---      600,455
                         286,464      178,904     349,344      (3,732)    209,527  447,291     1,181,334    (867,343)     600,455

Increase (decrease)
  in  participants'
  equity               2,355,263    8,850,892   2,554,336     149,183     649,765  505,860    12,710,036    (945,874)  14,119,425

Participants'
  equity
  at beginning
  of year             15,078,202   39,792,676   4,832,531   1,106,402     791,652  246,507    46,769,768     945,874   62,793,844

Participants'
  equity
  at end
  of year            $17,433,465  $48,643,568  $7,386,867  $1,255,585  $1,441,417 $752,367   $59,479,804   $     ---  $76,913,269

                                            The accompanying notes are an integral part
                                                         of this schedule.

                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1995
                                                                                               Total
                       ESOP                         Deferred Savings                          Deferred       Profit
                      MDU Stock    MDU Stock    Vanguard      Mellon   Fidelity    STIF        Savings      Sharing      Total

Investment income:
  Dividends          $   811,566  $ 2,071,881  $   94,903  $   56,651  $ 25,695  $    ---    $ 2,249,130   $ 24,353   $ 3,085,049
  Interest                    42        5,075         959         330       862    11,566         18,792      2,708        21,542
  Capital gains              ---          ---      10,645         ---       ---       ---         10,645        ---        10,645
  Other                      ---        4,864       1,162         ---       809      (292)         6,543    (25,840)      (19,297)
  Realized gain (loss)
    on distributions     525,653      641,926         977         (82)      523       ---        643,344     69,333     1,238,330
  Unrealized
    appreciation
    on investments       861,743    2,707,985   1,086,893      99,432    48,160       ---      3,942,470     12,940     4,817,153
                       2,199,004    5,431,731   1,195,539     156,331    76,049    11,274      6,870,924     83,494     9,153,422
Contributions:
  Employers--
    MDU                      ---      738,820         ---         ---       ---       ---        738,820        ---       738,820
    Williston Basin          ---      183,574         ---         ---       ---       ---        183,574        ---       183,574
    Knife River              ---      214,426         ---         ---       ---       ---        214,426    100,000       314,426
                             ---    1,136,820         ---         ---       ---       ---      1,136,820    100,000     1,236,820
  Employees--
    MDU                      ---    1,151,433     491,880      95,396   191,473    21,074      1,951,256        ---     1,951,256
    Williston Basin          ---      287,190     112,832      28,823    40,012     2,748        471,605        ---       471,605
    Knife River              ---      238,396     127,147      34,792    65,950    31,884        498,169        ---       498,169
                             ---    1,677,019     731,859     159,011   297,435    55,706      2,921,030        ---     2,921,030
  Employee rollover--
    MDU                      ---       17,660         ---         ---       ---     1,742         19,402        ---        19,402
    Williston Basin          ---          ---         ---         ---       ---       ---            ---        ---           ---
    Knife River              ---          344          38         ---       ---       ---            382        ---           382
                             ---       18,004          38         ---       ---     1,742         19,784        ---        19,784

                             ---    2,831,843      731,897    159,011   297,435    57,448      4,077,634    100,000     4,177,634

Distributions to
  terminated
  participants        (1,265,738)  (3,172,483)     (94,019)   (29,841)  (17,489)   (9,667)    (3,323,499)  (105,756)   (4,694,993)

Transfers of
  participants'
  equity:
  Fund to Fund               ---        4,803      24,383      11,857     9,225   (50,268)           ---        ---           ---
  Plan to Plan            59,204      134,919     140,410      29,223   143,342   171,187        619,081        ---       678,285
                          59,204      139,722     164,793      41,080   152,567   120,919        619,081        ---       678,285

Increase
  in  participants'
  equity                 992,470    5,230,813   1,998,210     326,581   508,562   179,974      8,244,140     77,738     9,314,348

Participants'
  equity
  at beginning
  of year             14,085,732   34,561,863   2,834,321     779,821   283,090    66,533     38,525,628    868,136    53,479,496

Participants'
  equity
  at end
  of year            $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844

                                            The accompanying notes are an integral part
                                                         of this schedule.

                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1994
                                                                                                         Total
                               ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Investment income:
  Dividends                  $   802,609  $ 1,884,703   $   70,960  $ 29,186  $  4,237    $   ---     $ 1,989,086  $ 2,791,695
  Interest                         2,535        8,745          167    11,167        51      1,374          21,504       24,039
  Capital gains                      ---          ---       12,091       ---       ---        ---          12,091       12,091
  Other                              ---          ---          (10)     (145)      ---        (28)           (183)        (183)
  Realized gain (loss)
    on distributions             479,306      521,651        4,224    (9,026)      ---        ---         516,849      996,155
  Unrealized depreciation
    on investments            (2,649,746)  (5,599,607)     (57,553)  (55,127)   (8,678)       ---      (5,720,965)  (8,370,711)
                              (1,365,296)  (3,184,508)      29,879   (23,945)   (4,390)     1,346      (3,181,618)  (4,546,914)
Contributions:
  Employers --
    MDU                              ---      720,221          ---       ---       ---        ---         720,221      720,221
    Williston Basin                  ---      175,905          ---       ---       ---        ---         175,905      175,905
    Knife River                      ---      185,230          ---       ---       ---        ---         185,230      185,230
                                     ---    1,081,356          ---       ---       ---        ---       1,081,356    1,081,356
  Employees --
    MDU                              ---    1,184,767      472,737   103,467   120,326      5,903       1,887,200    1,887,200
    Williston Basin                  ---      268,320      116,208    33,893    29,222      2,008         449,651      449,651
    Knife River                      ---      280,741       87,549    38,720     8,224      3,209         418,443      418,443
                                     ---    1,733,828      676,494   176,080   157,772     11,120       2,755,294    2,755,294
  Employee rollover --
    MDU                              ---        9,617          483       240         2        ---          10,342       10,342
    Williston Basin                  ---          ---          ---       ---       ---        ---             ---          ---
    Knife River                      ---      181,845      124,131   122,397       ---        ---         428,373      428,373
                                     ---      191,462      124,614   122,637         2        ---         438,715      438,715
                                     ---    3,006,646      801,108   298,717   157,774     11,120       4,275,365    4,275,365

Distributions to
  terminated
  participants                (1,040,454)  (2,071,259)     (53,547)  (21,441)   (1,250)       ---      (2,147,497)  (3,187,951)

Transfers of
  participants' equity:
  Fund to Fund                       ---       81,140     (190,274)  (75,889)  130,956     54,067             ---          ---
  Plan to Plan                    53,095       95,911       14,642     4,796       ---        ---         115,349      168,444
                                  53,095      177,051     (175,632)  (71,093)  130,956     54,067         115,349      168,444

Increase (decrease) in
  participants' equity        (2,352,655)  (2,072,070)     601,808   182,238   283,090     66,533        (938,401)  (3,291,056)

Participants' equity
  at beginning of year        16,438,387   36,633,933    2,232,513   597,583       ---        ---      39,464,029   55,902,416

Participants' equity
  at end of year             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360

                                            The accompanying notes are an integral part
                                                         of this schedule.

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1996 and 1995 and the results of its operations and the changes in participants' equity for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ ARTHUR ANDERSEN LLP
                                        ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 18, 1997


                                      SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MDU Resources Group, Inc.
                                           Tax Deferred Compensation
                                           Savings Plan



Date: March 28, 1997                       By /s/ Douglas C. Kane
                                              Douglas C. Kane (Chairman)